SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS	3

FORWARD-LOOKING STATEMENTS	3

SIGNATURES	5

EXHIBITS

Exhibit Number

1	Annual Results Announcement of China Unicom (Hong Kong) Limited for the year ended December 31, 2014.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

3

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	effects of any potential restructuring and integration of the PRC telecommunication businesses and any cooperation among the PRC telecommunication operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	effects of the imposition of and any changes in value-added tax relating to the PRC telecommunication business; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: March 4, 2015

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

5

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2014 ANNUAL RESULTS ANNOUNCEMENT

Highlights:

Revenue	:	RMB284.68 billion.
Profit for the year	:	RMB12.06 billion.
Basic earnings per share	:	RMB0.505.

• Service revenue: RMB244.88 billion, up by 2.6% from 2013. • Profit for the year: RMB12.06 billion, up by 15.8% from 2013. • EBITDA: RMB92.77 billion, up by 10.5% from 2013.

CHAIRMAN’S STATEMENT

First at all, on behalf of the Board of China Unicom, I would like to express my sincere gratitude to the shareholders and the different parts of the society for their support. In 2014, the regulatory policies and market environment within the Chinese telecommunications industry underwent considerable changes. Due to various factors such as the issue of 4G license and the replacement of business tax with value-added tax (the “VAT Reform”), the competitive landscape turned more complex and the industry revenue growth slowed down. With these changes and challenges, the Company followed its strategy of “Leading Mobile Broadband and Innovating Operational Integration”, proactively accelerated the transformation, and pushed forward the reform in key areas. As a result, the Company achieved continuous improvement in its revenue market share, revenue structure and profitability.

Overall Results

In 2014, the Chinese telecommunications industry fully implemented the VAT Reform. Leveraging on the VAT Reform, the Company deepened the transformation of its operational model, and improved its business structure as well as the quality of its business development. During the year, the Company’s service revenue reached RMB244.88 billion, an increase of 2.6% compared with the previous year, outpacing the industry average1 by 3.9 percentage points. Revenues generated from mobile business and non-voice business accounted for 63.3% and 61.9% of its total service revenue respectively.

Due to the industry changes and its own transformation, the Company’s revenue growth slowed down, but its utilisation efficiency of resources was considerably improved, resulting in the continuous improvement in its profitability. During the year, the Company’s EBITDA reached RMB92.77 billion, up by 10.5% year-on-year. EBITDA as a percentage of service revenue reached 37.9%, up by 2.7 percentage points year-on-year. Net profit increased by 15.8% year-on-year to RMB12.06 billion. The Company’s financial status became more solid, with operating cash flow up by 12.2% year-on-year and free cash flow at RMB3.21 billion.

Based on the Company’s overall financial position in 2014 and taking into account the development needs of mobile and fixed-line broadband businesses in the future, the Board recommended a final dividend payout of RMB0.20 per share for the fiscal year ended 31 December 2014.

Business Development

Promoting the transformation of its mobile business model, consolidating and enhancing the differentiated competitive advantages. In 2014, leveraging on its leading position in terms of network, business and service in the 3G market, the Company accelerated the construction of its 4G network, optimised the resource allocation and adjusted its business development model, so as to proactively build the new differentiated competitive advantages. The Company pushed forward the value creation from its existing customers, established the specific and professional customer retention system, and enhanced the utilisation efficiency of its sales and marketing resources such as handset subsidy, distribution commission and advertising fee. The Company implemented its “Dual 4G, Dual 100 MB Speed” strategy to enhance the advantage of its terminal supply and the effectiveness of its terminals to drive business and product development. By catering to the changes in the mobile Internet market and customer needs and leveraging on the launch of its centralised business support system (cBSS), the Company further pushed forward the centralised operation as well as the unified operation in products and services, system support and customer service, and established a newly structured and unified product portfolio which covers all businesses and all customer segments. The Company promoted the integrated on-line and off-line operations, carried out professional management at its sales outlets, and improved the sales capability of its self-owned distribution channels. Through the Internet-oriented and nationwide-run B2B platform “Woego”, the Company established an efficient and transparent end-to-end operational support system along the whole value chain of terminals, businesses and channels. In 2014, the Company’s mobile service revenue increased by 2.6% year-on-year to RMB155.10 billion and its mobile subscribers grew by 18.115 million to approximately 300 million. The revenue and user structures of its mobile business were further optimised, with mobile broadband2 service accounting for 68.2% of its total mobile service revenue and mobile broadband2 subscribers accounting for 49.9% of its total mobile subscribers. With saturating mobile voice business and rapidly growing mobile data business, the Company proactively promoted data volume operation and innovative applications so as to boost data volume and value. The data usage of the Company’s handset subscribers grew by 61.1% year-on-year. The Company explored the open co-operation with Internet companies, and promoted the development and operation of its WO+ Platform. The Company proactively pushed forward the mobile service resale trial, and provided the flexible and convenient support to its resellers through an innovative co-operation model in which one-stop access activates unified operations and centralised services, resulting in an industry-leading position in the mobile service resale business.

Accelerating the upgrade and speed-up of its fixed-line broadband network to drive the steady growth of its fixed-line business. In 2014, the regulatory changes intensified the competition in the fixed-line broadband market. The Company fully leveraged on its advantages in network and service, accelerated the upgrade and speed-up of its fixed-line broadband network, pushed forward the establishment of a professional operational system, proactively developed the bundled product portfolio for its family customers, and boosted its efforts in customer retention, so as to ensure the steady growth of its fixed-line business. In 2014, the Company’s fixed-line broadband service revenue increased by 9.2% year-on-year to RMB50.20 billion, and its fixed-line broadband subscribers increased by 6.4% year-on-year to 68.79 million. Driven by its fixed-line broadband business, the full-year fixed-line service revenue increased by 2.3% year-on-year to RMB88.48 billion, of which 56.7% was from its fixed-line broadband business, resulting in a further optimised fixed-line business structure.

Accelerating the strategic deployment in innovative businesses and maintaining the rapid development in industry applications. In 2014, the Company focused on key areas such as IDC, cloud computing, ICT and the Internet of Things, accelerated the technological and strategic deployment, fully improved the capability of its professional operation, and cultivated the new growth drivers. Meanwhile, the Company continued to leverage on its leading advantages in key industry applications such as education informatisation, auto informatisation and smart city, and enhanced its development capabilities for total solutions to drive the market penetration of its applications. During the year, its key industry application users increased by 20.02 million to 59.29 million. The Company proactively explored the market-oriented reform in its emerging business units. The Company set up Unicom Innovation Investment Corporation Limited and CMB-Unicom Consumer Financing Corporation Limited, and tried to operate its apps store in a corporate manner, so as to expand and strengthen cross-industry co-operation and to boost its business development with a market-oriented mechanism.

Network Capabilities

In 2014, the Company further accelerated the construction of its mobile and fixed-line broadband networks with an aim to build the high-quality broadband networks with leading user experience. The Company leveraged on the advantages in its 3G network coverage and 3G supply chain, proactively carried out the LTE hybrid network trials, continued to expand the broad coverage of its networks, and optimised the in-depth coverage of its networks. During the year, the Company built 158 thousand mobile broadband base stations, and the number of total mobile broadband base stations reached 565 thousand. The Company accelerated the construction and upgrade of its fiber optic broadband network, and the number of its broadband access ports increased by 13.4% year-on-year, of which 77.8% are FTTX. The Company accelerated the expansion of its network load-carrying capability. By adding 7 national Internet backbone nodes, the Company further increased its Internet bandwidth. The Company’s overall network capabilities were further enhanced.

Management Reform

In 2014, following the mobile Internet trends, the Company further deepened the management reform in key areas so as to improve its operational efficiency, quality of development and corporate vitality. The Company continued to deepen the reform on investment management, established the transparent and dynamic mechanism of resource allocation that leans to local business units, and further optimised its evaluation and incentive schemes, so as to boost overall corporate viability. The Company strengthened the resource management and internal control risk management, and made its corporate management more standardised and scientific. The Company further promoted the centralised operation, and accelerated the establishment of an efficient and customer-oriented operational system.

Social Responsibility

Committed to integrating its business development with its social responsibility, the Company has been dedicated to contributing to the country’s informatisation progress, the transformation and upgrade of traditional industries and the social well-being, and has strived to create value for its stakeholders. The Company promoted energy saving and emission reduction as well as joint construction and co-sharing of telecommunications infrastructure, ensured quality and secure telecommunications and information services, and built reliable and safe green networks. The Company enhanced its service capability and expanded its distribution channels to rural areas in order to eliminate digital divide and to ensure different groups to enjoy the convenience of digital life. Always putting its employees first, the Company strived to create the best platform for its employees’ work, life and career development. The Company committed itself to public welfare, and made various contributions to the society by carrying on poverty relief efforts as well as making donations for education.

Outlook

With the issue of LTE FDD license and the further implementation of real-name registration and other regulatory policies, the telecommunications industry is undergoing unprecedented changes in 2015. With the mobile subscriber market saturating and the traditional voice business continuing to decline, the traditional subscriber-driven business growth is under pressure. As a result, the competition on traditional business is becoming more rational, the development focus is shifting from customer acquisition to putting equal weights on optimsing existing customers and acquiring new customers in a quality way, and more attentions should be paid to balancing between quantity and quality and between business volume and revenue. Meanwhile, both the subscriber structure and the consumption structure are experiencing fast changes, with the subscribers upgrading from 2G and 3G to 4G and the consumption migrating from voice to data. The information consumption is fast spreading into every sector and every family, creating tremendous opportunities for operators’ transformation and development.

Facing the new situation and new changes, the Company will further pursue its strategy of “Leading Mobile Broadband and Innovating Operational Integration” and seize new opportunities to realise new development. The Company will consolidate and enhance its broadband network advantages by fully leveraging on the integrated “mobile broadband + fixed-line broadband” network advantage, speeding up the construction of 3G+4G integrated high-quality mobile broadband network, and pushing forward the fiber optic upgrade of fixed-line broadband network. The company will proactively create differentiated service advantages through centralised operation, so as to improve operational efficiency and to enhance the capability to provide integrated and more convenient services to information consumers. The company will realise new development in the informatisation era by accelerating operational transformation and exploration in hot and emerging business areas such as Internet finance, industry applications, big data, Internet of Things and cloud computing.

In summary, the Company will seize new opportunities arising from the informatisation era, further accelerate its transformation and development, and achieve better and faster development so as to create greater value for its shareholders.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 3 March 2015

Note 1:	The industry average growth rate is the year-on-year growth rate in key telecommunications business revenue released by MIIT (unadjusted). The unadjusted key telecommunications business revenue was RMB1,154.11 billion in 2014 and RMB1,168.91 billion in 2013, resulting in -1.3% year-on-year growth.

Note 2:	Mobile broadband business includes both 3G and 4G businesses.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2014, which were extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2014 annual report.

CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

		As at 31 December
	Note	2014	2013

ASSETS
Non-current assets
Property, plant and equipment		438,321	431,625
Lease prepayments		9,211	8,038
Goodwill		2,771	2,771
Interest in associates		3,037	—
Deferred income tax assets		6,215	6,734
Financial assets at fair value through other comprehensive income	6	5,902	6,497
Other assets		23,041	21,296

		488,498	476,961

Current assets
Inventories and consumables		4,378	5,536
Accounts receivable	7	14,671	14,842
Prepayments and other current assets		10,029	9,664
Amounts due from related parties		12	11
Amounts due from domestic carriers		2,120	597
Short-term bank deposits		56	54
Cash and cash equivalents		25,308	21,506

		56,574	52,210

Total assets		545,072	529,171

		As at 31 December
	Note	2014	2013

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		179,101	2,328
Share premium		—	175,204
Capital redemption reserve		—	79

Share capital and other statutory capital reserve	8	179,101	177,611
Other reserves	9	(19,482)	(19,529)
Retained profits
– Proposed final dividend	14	4,789	3,805
– Others		63,133	57,012

Total equity		227,541	218,899

LIABILITIES
Non-current liabilities
Long-term bank loans		420	481
Promissory notes	10	21,460	—
Convertible bonds	11	—	11,002
Corporate bonds		2,000	2,000
Deferred income tax liabilities		17	26
Deferred revenue		1,497	1,269
Other obligations		217	255

		25,611	15,033

		As at 31 December
	Note	2014	2013

Current liabilities
Short-term bank loans		91,503	94,422
Commercial papers		9,979	35,000
Current portion of long-term bank loans		45	48
Convertible bonds	11	11,167	—
Accounts payable and accrued liabilities	12	120,371	102,212
Taxes payable		1,466	2,634
Amounts due to ultimate holding company		1,622	1,634
Amounts due to related parties		3,542	4,176
Amounts due to domestic carriers		1,402	1,504
Dividend payable		771	644
Current portion of deferred revenue		462	452
Current portion of other obligations		2,698	2,672
Advances from customers		46,892	49,841

		291,920	295,239

Total liabilities		317,531	310,272

Total equity and liabilities		545,072	529,171

Net current liabilities		(235,346)	(243,029)

Total assets less current liabilities		253,152	233,932

CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Year ended 31 December
	Note	2014	2013

Revenue	13	284,681	295,038

Interconnection charges		(14,599)	(20,208)
Depreciation and amortisation		(73,868)	(68,196)
Network, operation and support expenses		(37,851)	(33,704)
Employee benefit expenses		(34,652)	(31,783)
Costs of telecommunications products sold		(43,397)	(63,416)
Other operating expenses		(61,411)	(61,964)
Finance costs		(4,617)	(3,113)
Interest income		283	173
Other income – net		1,362	887

Profit before income tax		15,931	13,714
Income tax expenses	5	(3,876)	(3,306)

Profit for the year		12,055	10,408

Profit attributable to:
Equity shareholders of the Company		12,055	10,408

Earnings per share for profit attributable to equity shareholders of the Company during the year:

Basic earnings per share (RMB)	15	0.51	0.44

Diluted earnings per share (RMB)	15	0.49	0.43

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2014	2013

Profit for the year	12,055	10,408

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(619)	930
Tax effect on changes in fair value of financial assets through other comprehensive income	155	(240)

Changes in fair value of financial assets through other comprehensive income, net of tax	(464)	690

Remeasurement of net defined benefit liability, net of tax	(2)	(2)

	(466)	688

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(12)	(18)

Other comprehensive income for the year, net of tax	(478)	670

Total comprehensive income for the year	11,577	11,078

Total comprehensive income attributable to:
Equity shareholders of the Company	11,577	11,078

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

		Year ended 31 December
	Note	2014	2013

Cash flows from operating activities
Cash generated from operations	(a)	97,062	86,610
Interest received		283	173
Interest paid		(4,631)	(5,082)
Income tax paid		(4,620)	(3,219)

Net cash inflow from operating activities		88,094	78,482

Cash flows from investing activities
Purchase of property, plant and equipment		(69,586)	(72,758)
Proceeds from disposal of property, plant and equipment and other assets		797	1,544
Dividends received from financial assets at fair value through other comprehensive income		353	176
Increase in short-term bank deposits		(1)	(22)
Purchase of other assets		(3,807)	(6,050)
Acquisition of interest in associates		(3,075)	—

Net cash outflow from investing activities		(75,319)	(77,110)

Cash flows from financing activities
Proceeds from exercise of share options		871	1,102
Proceeds from commercial papers		19,885	49,938
Proceeds from short-term bank loans		158,259	135,713
Proceeds from ultimate holding company loan		—	1,344
Proceeds from related party loan		473	—
Proceeds from promissory notes		21,430	—
Repayment of commercial papers		(45,000)	(53,000)
Repayment of short-term bank loans		(161,007)	(109,500)
Repayment of long-term bank loans		(46)	(850)
Repayment of corporate bonds		—	(5,000)
Repayment of promissory notes		—	(15,000)
Repayment of capital element of finance lease		(161)	(135)
Dividends paid to equity shareholders of the Company	14	(3,677)	(2,686)

Net cash (outflow)/inflow from financing activities		(8,973)	1,926

Net increase in cash and cash equivalents		3,802	3,298
Cash and cash equivalents, beginning of year		21,506	18,250
Effect of changes in foreign exchange rate		—	(42)

Cash and cash equivalents, end of year		25,308	21,506

Analysis of the balances of cash and cash equivalents:
Cash balances		3	3
Bank balances		25,305	21,503

		25,308	21,506

(a)	The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2014	2013

Profit before income tax	15,931	13,714
Adjustments for:
Depreciation and amortisation	73,868	68,196
Interest income	(283)	(173)
Finance costs	4,113	2,963
Loss/(Gain) on disposal of property, plant and equipment and other assets	1,064	(49)
Share-based compensation costs	—	50
Impairment losses for doubtful debts and write-down of inventories	3,958	4,219
Impairment losses for property, plant and equipment	65	129
Dividends from financial assets at fair value through other comprehensive income	(353)	(176)
Other investment loss	28	—

Changes in working capital:
Increase in accounts receivable	(2,927)	(4,911)
Decrease/(Increase) in inventories and consumables	675	(130)
Increase in other assets	(1,897)	(4,460)
Increase in prepayments and other current assets	(211)	(201)
(Increase)/Decrease in amounts due from related parties	(1)	7
(Increase)/Decrease in amounts due from domestic carriers	(1,523)	141
Increase in accounts payable and accrued liabilities	5,451	533
Increase in taxes payable	2,068	227
(Decrease)/Increase in advances from customers	(2,949)	7,496
Increase/(Decrease) in deferred revenue	238	(420)
Increase/(Decrease) in other obligations	22	(18)
Decrease in amounts due to ultimate holding company	(12)	(277)
Decrease in amounts due to related parties	(161)	(591)
(Decrease)/Increase in amounts due to domestic carriers	(102)	341

Cash generated from operations	97,062	86,610

NOTES (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile business”. The services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

The figures in respect of the preliminary announcement of the Group’s results for the year ended 31 December 2014 have been compared by the Company’s auditor, KPMG, Certified Public Accountants, to the amounts set out in the Group’s audited financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by the auditor on this announcement.

2.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance, which for this financial year and the comparative period continue to be those of the predecessor Hong Kong Companies Ordinance (Cap.32), in accordance with transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap.622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance.

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income.

(a)	Going Concern Assumption

As at 31 December 2014, current liabilities of the Group exceeded current assets by approximately RMB235.3 billion (2013: approximately RMB243.0 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB361.6 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB235.3 billion was unutilised as at 31 December 2014; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2014 have been prepared on a going concern basis.

(b)	Changes in accounting policies

The IASB and HKICPA issued certain amendments to standards and new Interpretation that are effective for accounting periods beginning on or after 1 January 2014. The adoption of below amendments to standards and one new Interpretation did not have any significant impact on the Group’s financial statement.

•	Amendments to IAS/HKAS 32, “Offsetting financial assets and financial liabilities”

The amendments to IAS/HKAS 32 clarify the offsetting criteria in IAS/HKAS 32. The amendments do not have an impact on the Group’s consolidated financial statements as they are consistent with the policies already adopted by the Group.

•	Amendments to IAS/HKAS 36, “Recoverable amount disclosures for non-financial assets”

The amendments to IAS/HKAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating unit whose recoverable amount is based on fair value less costs of disposal. The adoption of the amendments to IAS/HKAS 36 did not have any material impact on the Group’s consolidated financial statements.

•	IFRIC/HK(IFRIC) 21, “Levies”

The Interpretation provides guidance on when a liability to pay a levy imposed by a government should be recognised. The amendments do not have an impact on the Group’s consolidated financial statements as the guidance is consistent with the Group’s existing accounting policies.

Except for these, the significant accounting policies adopted and critical accounting estimates and judgment made in the preparation of the annual financial statement for the year ended 31 December 2014 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2013.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (“CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2013: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2013: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2013: 15%).

	2014	2013

Provision for income tax on the estimated taxable profits for the year
– Hong Kong	29	29
– Outside Hong Kong	3,201	3,730
Adjustments to prior years’ current tax outside Hong Kong	(19)	(20)

	3,211	3,739
Deferred taxation	665	(433)

Income tax expenses	3,876	3,306

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2014	2013

Listed in the PRC	173	97
Listed outside the PRC	5,706	6,400
Unlisted	23	—

	5,902	6,497

For the year ended 31 December 2014, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB619 million (2013: increase of approximately RMB930 million). The decrease, net of tax impact, of approximately RMB464 million (2013: increase, net of tax impact, of approximately RMB690 million) has been recorded in the consolidated statement of comprehensive income.

7.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	2014	2013

Current and within one month	11,447	10,633
More than one month to three months	1,738	1,955
More than three months to one year	3,258	3,992
More than one year	2,692	2,553

	19,135	19,133
Less: Allowance for doubtful debts	(4,464)	(4,291)

	14,671	14,842

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

8.	SHARE CAPITAL

As at 31 December 2013, 30,000,000,000 ordinary shares, with par value of HKD0.10 each, were authorised for issue. Under the new Hong Kong Companies Ordinance (Cap. 622), which became effective on 3 March 2014, the concepts of “authorised share capital” and “par value” no longer exist. As part of the transition to the no-par value regime, the amounts standing to the credit of the share premium account and the capital redemption reserve on 3 March 2014 have become part of the Company’s share capital, under the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622). These changes do not have an impact on the number of shares in issue or the relative entitlement of any of the members.

Issued and fully paid:	Number of shares millions	Share capital	Share premium	Capital redemption reserve	Total

At 1 January 2013	23,565	2,311	173,473	79	175,863

Issuance of shares upon exercise of options	217	17	1,731	—	1,748

At 31 December 2013	23,782	2,328	175,204	79	177,611

Issuance of shares upon exercise of options under the predecessor Hong Kong Companies Ordinance	2	—	19	—	19

Transition to no-par value regime on 3 March 2014	—	175,302	(175,223)	(79)	—

Issuance of shares upon exercise of options under the new Hong Kong Companies Ordinance	163	1,471	—	—	1,471

At 31 December 2014	23,947	179,101	—	—	179,101

9.	RESERVES

	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Total

Balance at 1 January 2013	651	(4,453)	25,752	572	(43,110)	(20,588)
Total comprehensive income for the year	—	690	—	—	(20)	670
Appropriation to statutory reserves	—	—	988	—	—	988
Equity-settled share option schemes:
– Value of employee services	50	—	—	—	—	50
– Issuance of shares upon exercise of options	(360)	—	—	—	(286)	(646)
– Transfer between reserves upon lapsing of options	(3)	—	—	—	—	(3)

Balance at 31 December 2013	338	(3,763)	26,740	572	(43,416)	(19,529)
Total comprehensive income for the year	—	(464)	—	—	(14)	(478)
Appropriation to statutory reserves	—	—	1,166	—	—	1,166
Equity-settled share option schemes under the predecessor Hong Kong Companies Ordinance:
– Issuance of shares upon exercise of options	(4)	—	—	—	(3)	(7)
Equity-settled share option schemes under the new Hong Kong Companies Ordinance:
– Issuance of shares upon exercise of options	(283)	—	—	—	(329)	(612)
– Transfer between reserves upon lapsing of options	(22)	—	—	—	—	(22)

Balance at 31 December 2014	29	(4,227)	27,906	572	(43,762)	(19,482)

10.	PROMISSORY NOTES

On 3 April 2014, the Company established a Medium Term Note Programme (the “MTN Programme”), under which the Company could offer and issue notes of aggregate principal amount of up to RMB10 billion. Notes under the MTN Programme will be denominated in RMB and are to be issued to professional investors outside the United States. On 16 April 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB4 billion pursuant to the MTN Programme, with a maturity of 3 years and at an interest rate of 4.00% per annum. On 24 July 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB2.5 billion with a maturity period of 2 years and at an interest rate of 3.80% per annum.

On 16 April 2014, China United Network Communications Corporation Limited (“CUCL”) issued tranche one of 2014 promissory notes in the amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interests at 5.35% per annum.

On 14 July 2014, CUCL issued tranche two of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.84% per annum.

On 28 November 2014, CUCL issued tranche three of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.20% per annum.

11.	CONVERTIBLE BONDS

The convertible bonds recognised in the consolidated balance sheet are calculated as follows:

	2014	2013

Movement of liability component:
Beginning of year	11,002	11,215
Less: interest paid	(85)	(85)
Add: effect of exchange loss/(gain) on liability component	39	(338)
Add: imputed finance cost	211	210

End of year	11,167	11,002

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to equity shareholders of the Company.

The liability component of the convertible bonds at 31 December 2014 amounted to approximately USD1,825 million (equivalent to RMB11,167 million) (2013: approximately USD1,804 million, equivalent to RMB11,002 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

During the years ended 31 December 2014 and 2013, there was no conversion of the convertible bonds into shares in the Company by the bondholders and no redemption of the convertible bonds made by Billion Express Investments Limited (“Billion Express”).

The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express, would at the option of a bondholder, redeem all and not some only of such bondholder’s convertible bonds on 18 October 2013, the date fixed for redemption, at their principal amount together with interest accrued and unpaid (the “Put Option”). The last day on which the bondholders may give notice to exercise the Put Option was 18 September 2013. As no bondholder gave notice to exercise the Put Option to require the redemption of their convertible bonds by 18 September 2013, such right expired on that date. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the dated fixed for redemption.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is as follows:

	2014	2013

Less than six months	104,334	82,279
Six months to one year	6,867	8,239
More than one year	9,170	11,694

	120,371	102,212

13.	REVENUE

Before 1 June 2014, service revenue and revenue from bundle sale of mobile handset were subject to a business tax rate of 3%-5% while standalone sales of telecommunications products was subject to value-added tax (“VAT”) of 17%. Relevant tax was set off against revenue.

The Ministry of Finance and the State Administration of Taxation (“SAT”) of the PRC jointly issued a notice (the “Notice”) dated 29 April 2014 pursuant to which the pilot programme regarding the replacement of business tax with VAT could be implemented nationwide for the telecommunications industry (the “VAT Reform”) from 1 June 2014.

The Notice sets out the specific scope of taxable telecommunications services and tax rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	2014	2013

Total service revenue from mobile business	155,095	151,133
Total service revenue from fixed-line business	88,481	86,487
Other service revenue	1,302	947

Total service revenue	244,878	238,567
Sales of telecommunications products	39,803	56,471

	284,681	295,038

14.	DIVIDENDS

At the annual general meeting held on 16 April 2014, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended 31 December 2013, totaling approximately RMB3,806 million which has been reflected as a reduction of retained profits for the year ended 31 December 2013. The dividend payable of approximately RMB773 million was due to Unicom BVI as at 31 December 2014.

At a meeting held on 3 March 2015, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.20 per ordinary share to the shareholders for the year ended 31 December 2014 totaling approximately RMB4,789 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2014, but will be reflected as an appropriation of retained profits in the financial statements for the year ended 31 December 2015.

	2014	2013

Proposed final dividend:
RMB0.20 (2013: RMB0.16) per ordinary share by the Company	4,789	3,805

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2014, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

The arrangement relating to withholding tax, if any, in respect of the 2014 final dividend to be paid by the Company to the investors of the Shanghai Stock Exchange who invest in the shares of the Company listed on the Main Board of SEHK will be finalised with the relevant PRC authorities prior to the payment of the 2014 final dividend.

15.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2014 and 2013 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2014 and 2013 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares for the year ended 31 December 2014 arose from (i) share options granted under the amended Share Option Scheme and (ii) the convertible bonds, while all dilutive potential ordinary shares for the year ended 31 December 2013 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	2014	2013

Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	12,055	10,408
Imputed finance cost on the liability component of convertible bonds	211	210

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	12,266	10,618

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,852	23,658
Dilutive equivalent shares arising from share options	2	75
Dilutive equivalent shares arising from convertible bonds	941	923

Shares used in computing diluted earnings per share	24,795	24,656

Basic earnings per share (in RMB)	0.51	0.44

Diluted earnings per share (in RMB)	0.49	0.43

16.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	2014	2013

Transactions with Unicom Group and its subsidiaries:

Charges for value-added telecommunications services	51	53
Rental charges for property leasing	955	943
Charges for lease of telecommunications resources	271	328
Charges for engineering design and construction services	3,138	2,178
Charges for shared services	119	171
Charges for materials procurement services	91	188
Charges for ancillary telecommunications services	2,111	1,853
Charges for comprehensive support services	840	613
Income from comprehensive support services	19	52

17.	CONTINGENT LIABILITIES

As at 31 December 2014, the Company and the Group had no material contingent liabilities and no material financial guarantees issued, except for the guarantee provided by the Company in favour of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express.

18.	EVENTS AFTER BALANCE SHEET DATE

LTE FDD operation permit

On 27 February 2015, Unicom Group has been granted the license to operate LTE/4G digital cellular mobile service (LTE FDD) by the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”). MIIT has also granted approval for Unicom Group to license CUCL to operate LTE/4G digital cellular mobile service (LTE FDD) nationwide in China.

Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2014. For details, please refer to Note 14.

BUSINESS REVIEW

In 2014, the Company fully implemented the strategy of “Leading Mobile Broadband and Innovating Operational Integration”. The Company focused on customer retention and data volume operation, carried out centralised operation, strengthened cost management, and pushed forward the transformation of sales and marketing business model. As a result, its profitability was significantly improved, and its revenue market share was further expanded.

Mobile Business

In 2014, the Company established the management mechanism to facilitate centralised operation and proactively carried out LTE hybrid network trials so as to ensure continuous mobile business growth. In order to drive the rapid development of its mobile broadband business, the Company leveraged on its terminal supply, product offering and service contracts. The Company launched a series of service packages that are supported by its centralised Business Support System (cBSS), including DIY packages, nationwide packages, local packages, campus packages and co-sharing packages. The Company conducted extensive sales and marketing activities to promote its “Dual 4G, Dual 100 MB Speed” products and services, and proactively upgraded its existing customers. To fully improve the efficiency of its distribution channels, the Company launched nation-wide run B2B “Woego” Platform, innovated cooperation models, and leveraged on its e-commerce platform to support the integrated development of online and offline sales and marketing activities. To fully carry out the Internet-oriented value added operation, the Company further promoted its “WO+” open platform, and launched innovative products such as “Semi-annual Data Package” and “Data Volume Bank” by cooperating with Internet companies on data volume, joint operation and distribution channels. During the year, the number of its mobile broadband subscribers increased by 26.505 million to 149.105 million, of which the number of wireless data card subscribers amounted to 8.064 million. The data usage of its mobile broadband handset users reached 353.19 billion MB, up by 69% year-on-year. Its mobile broadband ARPU was RMB63.6. The usage of WO+ services reached 330 million times, and the number of mobile music users reached 40.65 million.

Fixed-line Business

In 2014, the Company further improved its professional sales and marketing system, strengthened its efforts in customer retention and promotion of bundled services, and improved both service quality and customer value. Leveraging on “Broadband China” Project, the Company rapidly upgraded its fiber optic network, and carried out sales and marketing campaign on network speed-up at the same time. As a result, the ratio of its fiber optic broadband users increased steadily, and the structure of its fixed-line revenue was further improved. During the year, the number of its broadband subscribers increased by 4.143 million to 68.79 million, of which users with bandwidth of 4M and above accounted for 88.2% of its broadband subscribers, up by 9.4 percentage points year-on-year. The number of its local access subscribers declined by 5.587 million to 82.056 million.

Network Capabilities

In 2014, the Company further accelerated the construction of its integrated and high-quality mobile broadband network, proactively carried out LTE hybrid network trials, and expanded its 3G network coverage steadily. The number of mobile broadband base stations increased by 158 thousand to 565 thousand during the year. The Company accelerated the construction and upgrade of its fiber optic network, and the number of its fixed-line broadband access ports reached 135 million, of which 77.8% are FTTX.

The Company continued to expand its international network and to improve its international network layout. As at the end of 2014, its international Internet outbound bandwidth reached 1,025G; international submarine cable capacity reached 4,707G; international terrestrial cable capacity reached 2,737G; the number of its overseas network nodes reached 83, and its international roaming coverage reached 587 operators in 251 countries and regions.

Sales and Marketing

Branding

In 2014, centering on the “Choose 4G, Choose WO” theme, the Company leveraged on a series of its advantages, including broad network coverage, fast network speed, WO 4G packages featuring free combination of services, data volume co-sharing and cap, diversified portfolio of terminals and “Dual 4G, Dual 100M Speed”, and fully utilised its own resources as well as those of the value chain partners, so as to deliver the “Wonderful WO” brand concept in an all-round manner and to further enhance the influence of its “WO” brand.

Sales and Marketing

In 2014, following the mobile Internet trend, the Company established the centralised marketing system based on its cBSS and “Woego” platforms, transformed its selling and marketing business model into a more centralised, specialised and flattened one, improved its customer retention system, and increased its sales and customer service capabilities. Meanwhile, the Company focused on sales and marketing, customer services, customer retention and use of resources to promote a more systematic operation in its fixed-line broadband business.

To address the needs of the mobile Internet, the Company fully enhanced the capabilities of its “WO+” open platform, further promoted the open and innovative operation and cooperation of its key businesses, strengthened the promotion of its key applications such as “WO+ Wealth”, “365 Plan” and “APP Data Redirecting” through nationwide Internet distribution channels, launched new product such as “Data Volume Bank”, and established the data volume-based ecosystem, so as to effectively facilitate its data business development.

The Company accelerated the development and promotion of its industrial applications, promoted its standardised applications such as “Class Connect” and automotive informatisation application, established the industrial informatisation ecosystem, and improved its marketing and operational capabilities to its enterprise customers. As a result, the Company increased the penetration rate of its enterprise customer business and its service revenue generated from enterprise customers continued to grow rapidly.

Distribution Channels

In 2014, the Company carried out professional management at its sales outlets, strengthened cooperation with its strategic distributors, enhanced customer service supports toward small and medium third-party distributors, and established a B2B e-commerce platform “Woego”, so as to further enhance the productivity and efficiency of its distribution channels. During the year, the productivity of its core sales outlets increased by 21.3% year-on-year; commission expenses as a percentage of service revenue decreased year-on-year; and the number of the registered third-party distributors on “Woego” Platform reached approximately 250 thousand, with the accumulated turnover exceeding RMB5.0 billion.

Customer Care

In 2014, the Company improved its enlarged customer service system that centers on customer service accountability, carried out customer service improvement projects in key areas, further enhanced customer retention, and optimised user interface. As a result, the Company achieved continuous improvement in enlarged customer service system, service operation, customer retention and customer service quality. During the year, the amount of its customer complaints was the lowest in the industry.

Real-Name Registration Policy

In 2015, the Company will strictly implement the government’s real-name registration policy, fully carry out specific programs according to the government’s requirement, and tightly control customers that are not real-name registered and invalid. The measures may cause short term fluctuation in the number of subscribers, but will help the Company improve its quality of development and profitability in the long term.

Note: Mobile broadband business includes both 3G and 4G businesses.

FINANCIAL OVERVIEW

I.	OVERVIEW

In 2014, the Company sustained a stable service revenue growth and continued to optimise its revenue structure, resulting in further increase in market share and improved profitability.

In 2014, the Company’s revenue was RMB284.68 billion. Profit for the year was RMB12.06 billion, up by 15.8% compared with last year. Basic earnings per share was RMB0.505, up by 14.8% compared with last year.

In 2014, net cash flow from operating activities was RMB88.09 billion. Capital expenditure was RMB84.88 billion. Liabilities-to-assets ratio was 58.3% as at 31 December 2014.

II.	REVENUE

In 2014, the Company’s revenue was RMB284.68 billion, of which service revenue accounted for RMB244.88 billion, up by 2.6% compared with last year. Revenue from sales of telecommunications products was RMB39.80 billion.

The table below sets forth the composition of service revenue by business, including as a percentage of the service revenue for the years of 2014 and 2013.

	2014		2013
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue

Service revenue	244.88	100.0%	238.57	100.0%
Include: Mobile business	155.10	63.3%	151.13	63.4%
Include: Mobile broadband	105.83	43.2%	89.80	37.6%
Fixed-line business	88.48	36.1%	86.49	36.3%
Include: Fixed-line broadband	50.20	20.5%	45.99	19.3%

1.	Mobile Business

In 2014, service revenue from the mobile business was RMB155.10 billion, up by 2.6% compared with last year. The growth of service revenue from the mobile business was significantly driven by the mobile broadband business1. Out of service revenue from the mobile business, service revenue from the mobile broadband business accounted for RMB105.83 billion, up by 17.9% compared with last year and, as a percentage of service revenue from the mobile business, increased from 59.4% in 2013 to 68.2% in 2014.

2.	Fixed-line Business

In 2014, service revenue from the fixed-line business was RMB88.48 billion, up by 2.3% compared with last year, of which service revenue from fixed-line broadband business was RMB50.20 billion, up by 9.2% compared with last year and, as a percentage of service revenue from the fixed-line business, increased from 53.2% in 2013 to 56.7% in 2014.

III.	COSTS AND EXPENSES[2]

In 2014, the Company continued to optimise resources allocation and strengthen delicacy management, resulting in a significantly improved efficiency in costs and expenses. Total costs and expenses amounted to RMB268.75 billion, down by 4.5% compared with last year. Out of total costs and expenses, costs of telecommunications products sold accounted for RMB43.40 billion in 2014. Revenue from sales of telecommunications products accounted for RMB39.80 billion in 2014. Loss on sales of telecommunications products amounted to RMB3.60 billion, of which mobile broadband terminal subsidy cost accounted to RMB4.64 billion in 2014.

The adjusted total costs and expenses3 amounted to RMB229.99 billion, up by 1.9% compared with last year and 0.7 percentage points lower than the increase in service revenue in 2014. The table below sets forth the major items of the adjusted costs and expenses and their respective percentage of the service revenue for the years of 2014 and 2013:

	2014		2013
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue

Total	229.99	93.92%	225.70	94.61%
Include: Interconnection charges	14.60	5.96%	20.21	8.47%
Depreciation and amortisation	73.87	30.17%	68.20	28.59%
Network, operation and support expenses	37.85	15.46%	33.70	14.13%
Employee benefit expenses	34.65	14.15%	31.78	13.32%
Selling and marketing expenses	40.19	16.41%	42.99	18.02%
Mobile broadband terminal subsidy cost	4.64	1.90%	7.80	3.27%
General, administrative and other expenses	21.22	8.66%	18.97	7.95%
Finance costs, net of interest income	4.33	1.77%	2.94	1.23%
Other income-net	-1.36	-0.56%	-0.89	-0.37%

1.	Interconnection charges

Under the influence of the adjustments to interconnection settlement policy, the interconnection charges amounted to RMB14.60 billion in 2014, down by 27.8% compared with last year and, as a percentage of service revenue, decreased from 8.47% in 2013 to 5.96% in 2014.

2.	Depreciation and amortisation

The Company accelerated the network construction for mobile broadband and fixed line broadband. Depreciation and amortisation charges in 2014 were RMB73.87 billion, up by 8.3% compared with last year and, as a percentage of service revenue, changed from 28.59% in 2013 to 30.17% in 2014.

3.	Network, operation and support expenses

The Company expanded its network coverage and increased the relevant assets. There was increase in utilities charges and rental expenses. Meanwhile, the Company increased investment in network operation and enhanced network support and maintenance. As a result, the Company incurred network, operation and support expenses of RMB37.85 billion in 2014, up by 12.3% compared with last year. Network, operation and support expenses, as a percentage of service revenue, changed from 14.13% in 2013 to 15.46% in 2014.

4.	Employee benefit expenses

The Company implemented its pension plan, deepened the reform in recruitment and remuneration as well as resources allocation, and increased incentive for the staff. The Company’s employee benefit expenses amounted to RMB34.65 billion in 2014, up by 9.0% compared with last year and, as a percentage of service revenue, changed from 13.32% in 2013 to 14.15% in 2014.

5.	Selling and marketing expenses

The Company implemented costs control measures, focused on strengthening management of the selling and marketing expenses, proactively promoted the transformation of its sales and marketing model, optimised its product portfolio, terminal offering and distribution channels, and further improved the quality of its subscribers. In 2014, selling and marketing expenses were RMB40.19 billion, down by 6.5% compared with last year and, as a percentage of service revenue, decreased from 18.02% in 2013 to 16.41% in 2014.

6.	Mobile broadband terminal subsidy cost

The Company fully continued to optimise terminal contract products structure and enhanced effectiveness on application of the terminal subsidy. The Company’s mobile broadband terminal subsidy cost amounted to RMB4.64 billion in 2014, down by 40.4% compared with last year and, as a percentage of mobile broadband service revenue, decreased from 8.7% in 2013 to 4.4% in 2014.

7.	General, administrative and other expenses

In 2014, general, administrative and other expenses were RMB21.22 billion, up by 11.8% compared with last year and, as a percentage of service revenue, changed from 7.95% in 2013 to 8.66% in 2014.

8.	Finance costs, net of interest income

In 2014, finance costs, net of interest income, was RMB4.33 billion, up by RMB1.39 billion compared with last year.

9.	Other income-net

In 2014, other income-net was RMB1.36 billion, up by RMB0.47 billion compared with last year.

IV.	EARNINGS

1.	Profit before income tax

The Company accelerated development in terms of both scale and efficiency. The continuous improvement in profitability was primarily due to the improved business volume and efficiency. In 2014, the Company’s profit before income tax was RMB15.93 billion, up by 16.2% compared with last year.

2.	Income tax

In 2014, the Company’s income tax was RMB3.88 billion and the effective tax rate was 24.3%.

3.	Profit for the year

In 2014, the Company’s profit for the year was RMB12.06 billion, up by 15.8% compared with last year. Basic earnings per share was RMB0.505, up by 14.8% compared with last year.

V.	EBITDA[4]

In 2014, the Company’s EBITDA was RMB92.77 billion, up by 10.5% compared with last year. EBITDA as a percentage of service revenue was 37.9%, up by 2.7 percentage points compared with last year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In 2014, capital expenditure of the Company totaled RMB84.88 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network. Out of the total capital expenditure, capital expenditure attributable to mobile network was RMB36.95 billion; capital expenditure attributable to broadband and data business was RMB19.00 billion; and capital expenditure attributable to infrastructure and transmission network was RMB22.92 billion.

In 2014, the Company’s net cash inflow from operating activities was RMB88.09 billion. Free cash flow was RMB3.21 billion after the deduction of the capital expenditure in 2014.

The table below sets forth the major items of the capital expenditure in 2014.

	2014
(RMB in billions)	Total amount	As percentage

Total	84.88	100.0%
Include: Mobile network	36.95	43.5%
Broadband and data	19.00	22.4%
Infrastructure and transmission network	22.92	27.0%
Others	6.01	7.1%

VII.	BALANCE SHEET

The Company’s total assets increased from RMB529.17 billion as at 31 December 2013 to RMB545.07 billion as at 31 December 2014. Total liabilities changed from RMB310.27 billion as at 31 December 2013 to RMB317.53 billion as at 31 December 2014. The liabilities-to-assets ratio decreased from 58.6% as at 31 December 2013 to 58.3% as at 31 December 2014. The debt-to-capitalisation ratio decreased from 39.8% as at 31 December 2013 to 37.9% as at 31 December 2014. The net debt-to-capitalisation ratio was 31.0% as at 31 December 2014.

The Company’s net current liabilities (i.e. current liabilities minus current assets) changed from RMB243.03 billion as at 31 December 2013 to RMB235.35 billion as at 31 December 2014. Taking into consideration the Company’s stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Note 1:	Mobile broadband business included 3G business and 4G business.

Note 2:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income and other income-net.

Note 3:	For analytical purposes, the adjusted total costs and expenses were derived by including mobile broadband terminal subsidy cost, interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, general, administrative and other expenses, finance costs, interest income and other income-net.

Note 4:	EBITDA represents profit for the year before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2014, the Group had approximately 228,270 employees, 250 employees and 100 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 52,800 temporary staff in Mainland China. For the year ended 31 December 2014, employee benefit expenses were approximately RMB34.652 billion (for the year ended 31 December 2013: RMB31.783 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant options to eligible employees to subscribe for shares in the Company.

AUDIT COMMITTEE

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including the review of the audited consolidated financial statements for the financial year ended 31 December 2014.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. The Company complied with the code provisions in the Corporate Governance Code (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2014, except for the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board acknowledges that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders of the Company (the “Shareholders”) and re-election by Shareholders pursuant to the Company’s articles of association. All directors of the Company (the “Directors”) are subject to retirement by rotation at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to the Directors as to their respective compliance with the relevant code for securities transactions for the year ended 31 December 2014, and all of the Directors have confirmed such compliance.

CHARGE ON ASSETS

As at 31 December 2014, the Group did not pledge any property, plant and equipment to banks as loan security (31 December 2013: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2014, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 8 May 2015 (the “AGM”). Notice of the AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk and will be sent to Shareholders in due course.

FINAL DIVIDEND

The Board proposed to pay a final dividend of RMB0.20 per share (the “2014 Final Dividend”), with an aggregate amount of approximately RMB4.789 billion, to the Shareholders. If approved by Shareholders at the AGM, the 2014 Final Dividend is expected to be paid in Hong Kong dollars on or about 10 June 2015 to those members registered in the Company’s register of members as at 15 May 2015 (the “Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1)	from 6 May 2015 to 8 May 2015, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the AGM (and any adjournment thereof). In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 5 May 2015; and

(2)	on 15 May 2015, for the purpose of ascertaining the shareholders’ entitlement to the 2014 Final Dividend. In order to qualify for the proposed 2014 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 14 May 2015.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2014 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2014 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2014 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual Shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such Shareholder is entitled to.

Shareholders who are not individual Shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2014 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. of 14 May 2015, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

The Company is in the process of seeking confirmation from the relevant PRC authorities regarding the arrangement relating to withholding tax, if any, in respect of the 2014 Final Dividend to be paid by the Company to the investors of the Shanghai Stock Exchange who invest in the shares in the Company listed on the Main Board of Hong Kong Stock Exchange. The Company will make further announcement(s) as soon as practicable after such arrangement is finalised.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2014 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Stock Exchange at www.hkexnews.hk. The 2014 annual report will be available on the websites of the Stock Exchange and the Company and will be dispatched to all Shareholders in due course.

The 2014 annual financial information set out above does not constitute the Group’s statutory financial statements for the financial year ended 31 December 2014. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2014, which will be included in the Company’s 2014 annual report.

FORWARD-LOOKING STATEMENT

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of the telecommunications industry and related technology in the PRC; the level of the market demand for telecommunications services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy for the telecommunications industry; competitive forces from more liberalised markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants; effects of competition on the demand and price of the Company’s telecommunications services; the effects of any potential restructuring and integration of the PRC telecommunication businesses and any cooperation among the PRC telecommunication operators; the effects of tariff reduction initiatives; the result of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; the availability, terms and deployment of capital; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; changes in the political, economic, legal, tax and social conditions in the PRC; and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

By order of the Board
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 3 March 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny